UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2022

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-799-6183
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NeuroSense Therapeutics (the “Company”) reports strong patient enrollment in its Phase IIb PARADIGM trial for its lead drug candidate PrimeC for the treatment of ALS, with close to 30% (thirty percent), 20 out of 69 patients planned for the study, enrolled. Thus far, in the current Phase IIb study, PrimeC has demonstrated safety and tolerability.

The study’s enrollment site in Israel continues to actively recruit patients in a competitive manner as the Company prepares to add clinical centers in the United States and Europe in early Q4 2022. Top-line results from the study are expected in H1 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: August 16, 2022	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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